Exhibit 99.49

MAYFAIR ANNOUNCES SHARE CONSOLIDATION AND FILING OF NYSE AMERICAN LISTING APPLICATION

VANCOUVER, BC, Dec. 15, 2025 /CNW/ - Mayfair Gold Corp. (“Mayfair”, “Mayfair Gold” or the “Company”) (TSXV: MFG) (OTCQX: MFGCF) is pleased to announce that the Company will consolidate its common shares at a ratio of two pre-consolidation shares to one post-consolidation share (the “Consolidation”), in support of its pursuit of a listing on the NYSE American Stock Exchange (the “NYSE American”). The Company has applied to list its common shares on the NYSE American, and the Consolidation is intended to ensure that the trading price of the Company’s common shares meets the minimum share price required by the NYSE American.

The Company currently has 133,595,191 common shares issued and outstanding. Upon completion of the Consolidation, the Company will have approximately 66,797,595 common shares issued and outstanding. Some slight variance is expected due to fractional rounding. Fractional shares will be rounded up to the nearest whole number of common shares. As is customary, to reflect the Consolidation, all outstanding warrants and incentive stock options will be adjusted to increase their exercise price by a factor of two and to reduce the number of common shares issued upon exercise by dividing by two.

The Consolidation has been conditionally accepted by the TSX Venture Exchange (the “TSXV”) and the Company expects to complete the Consolidation at the close of business on December 17, 2025, such that effective at the open of markets on December 18, 2025, the common shares of the Company will commence trading on a post-Consolidation basis.

Holders of common shares of the Company who hold uncertificated shares (that is shares held in book-entry form and not represented by a physical share certificate), either as registered holders or beneficial owners, will have their existing book-entry account(s) electronically adjusted by the Company’s transfer agent or, in the case of beneficial shareholders, by their brokerage firms, banks, trusts or other nominees that hold in street name for their benefit. Such holders generally do not need to take any additional actions to exchange their pre-consolidation shares for post-consolidation shares. If you hold your shares with such a bank, broker or other nominee, and if you have questions in this regard, you are encouraged to contact your nominee.

Registered shareholders holding share certificates will be mailed a letter of transmittal advising of the Consolidation and instructing them to surrender the share certificates representing pre-Consolidation shares for replacement certificates or a direct registration advice representing their post-Consolidation shares. Until surrendered for exchange, each share certificate formerly representing pre-Consolidation shares will be deemed to represent the number of whole post-consolidation shares to which the holder is entitled as a result of the Consolidation.

About Mayfair Gold

Mayfair Gold is focused on the advancement of its 100%-owned Fenn-Gib gold project in Ontario, Canada. Fenn-Gib is located 80km east of Timmins. Fenn-Gib hosts a NI 43-101 open pit constrained indicated mineral resource estimate of 181.3 Mt grading 0.74 g/t Au for 4.3 million contained gold ounces.1 Located in the prolific Timmins gold district accessible by way of Highway 101, which runs right through the project, Mayfair is focused on utilizing existing access and infrastructure to advance the Fenn-Gib Gold project to production with discipline and efficacy with a commitment to safety, environmental stewardship and stakeholder engagement.

The scientific and technical content of this news release was reviewed, verified and approved by Drew Anwyll, P.Eng., M.Eng., Chief Operating

Officer of the Company, and a Qualified Person as defined under NI 43-101.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

1

Additional details regarding the mineral resource estimate can be found in the technical report entitled “National Instrument 43-101 Technical Report – Mineral Resource Estimate Update Fenn-Gib Project, Ontario, Canada” dated September 23, 2025, with an effective date of September 3, 2024.

Cautionary Note Regarding Forward-Looking Information

This news release contains forward-looking information which reflects management’s expectations regarding the Company’s growth, results of operations, performance and business prospects and opportunities. Forward-looking statements in this news release include, but are not limited to, statements regarding the implementation of the Consolidation, including receipt of all required regulatory approvals therefor, the timing for implementing the Consolidation, including the effective date and the date the common shares will commence trading on the TSXV on a post- Consolidation basis, the pursuit of the listing on the NYSE American, including, whether the listing application will be approved and such listing will be obtained, mineral resource estimates and advancement of the Fenn-Gib Gold Project. Forward-looking information is based on various reasonable assumptions including, without limitation, the expectations and beliefs of management, that the Consolidation will be completed as anticipated, that the NYSE American listing application will be approved and the listing will be obtained, the assumed long-term price of gold, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should underlying assumptions prove incorrect, or one or more of the risks and uncertainties described below materialize, actual results may vary materially from those described in forward-looking statements.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks and uncertainties relating to inability to obtain regulatory approvals required for the Consolidation, risks that the Consolidation may not be effected, risks that the NYSE American listing application may not be approved and the listing not obtained, foreign currency fluctuations, risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding, delays or the inability to obtain necessary governmental permits or financing, risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, the potential for and effects of labor disputes or other unanticipated difficulties with or shortages of labor, failure of plant, equipment or processes to operate as anticipated, actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, gold price fluctuations, uncertain political and economic environments and changes in laws or policies.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise, other than as required under applicable securities laws. The forward-looking statements reflect management’s beliefs, opinions and projections as of the date of this news release.

c View original content to download multimedia:

https://www.prnewswire.com/news-releases/mayfair-announces-share-consolidation-and-filing-of-nyse-american-listing-application-302641939.html

SOURCE Mayfair Gold Corp.

c View original content to download multimedia: http://www.newswire.ca/en/releases/archive/December2025/15/c0190.html

%SEDAR: 00050362E

For further information: For further information, please visit www.mayfairgold.ca or direct enquiries to: Nicholas Campbell, CEO, Mayfair Gold Corp., 489 McDougall St, Matheson, ON P0K 1N0 Canada, +1-855-350-5600, info@mayfairgold.ca

CO: Mayfair Gold Corp.

CNW 07:00e 15-DEC-25